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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              Aradigm Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  No PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     038505
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                                 (CUSIP Number)

                                   Ole Ramsby
                                Novo Nordisk A/S
                                   Novo Alle
                               DK-2880 Bagsvaerd
                                    Denmark
                             Tel No.: +45 4444 8888
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 22, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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                                   Page 1 of 11

CUSIP No. 038505                                             Page 2 of 11 Pages
                                      13D
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     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Novo Nordisk A/S
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

              WC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              The Kingdom of Denmark
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                                        7       SOLE VOTING POWER

                                                6,686,335
                                       ----------------------------------------
                                        8       SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY                           0
EACH REPORTING PERSON                  ----------------------------------------
        WITH                            9       SOLE DISPOSITIVE POWER

                                                6,686,335
                                       ----------------------------------------
                                       10       SHARED DISPOSITIVE POWER

                                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,686,335
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.6
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     14       TYPE OF REPORTING PERSON*

              CO
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                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]

     Item 1. Security and Issuer.

     This statement is filed in respect of the shares of Common Stock, no par value (the "Shares"), of Aradigm Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3929 Point Eden Way, Hayward, California 94545.

     Item 2. Identity and Background.

     The name of the person filing this statement is Novo Nordisk A/S, a publicly quoted Danish company ("Buyer").

     The address of the principal business office of Buyer is Novo Alle, DK-2880 Bagsvaerd, Denmark. Buyer is a focused healthcare company that manufactures and markets pharmaceutical products and services for the treatment of diabetes, coagulation disorders, human growth hormone and hormone replacement therapy. The name, address, present principal occupation or employment and citizenship of each director and executive officer of Buyer is set forth on Schedule A.

     Buyer holds the Shares through Novo Nordisk Pharmaceuticals, Inc., a Delaware corporation ("NN Pharmaceuticals") whose principal business office is located at 100 College Road, Princeton, New Jersey 08540. NN Pharmaceuticals is a manufacturer and supplier of insulin to the United States diabetes market and throughout the world. NN Pharmaceuticals is a wholly-owned subsidiary of Novo Nordisk of North America, Inc. ("NN North America"). NN North America is a Delaware corporation whose principal place of business is 405 Lexington Avenue, New York City, New York 10017. NN North America's primary business is the provision of corporate staff services for the U.S. based pharmaceutical operations of Buyer. NN North America is wholly owned by Buyer. The name, addresses, present principal occupation or employment and citizenship of each director and executive officer of each NN Pharmaceuticals and NN North America is set forth on Schedule A.

     Novo A/S, a private limited Danish company whose principal business office is located at Krogsh0jvej 41, DK-2880 Bagsvaerd, Denmark, owns approximately 25.1% of Buyer's total share capital, representing approximately 69.7% of the voting rights of Buyer and may be deemed to control Buyer. The principal business of Novo A/S is the administration of its portfolio of securities and minority capital interests. Novo A/S is a wholly-owned subsidiary of Novo Nordisk Foundation (the "Foundation"), a self-governing and self-owned foundation whose principal business office is located at Brogardsvej 70, Post Box 71, DK-2820 Gentofte, Denmark. The principal business of the Foundation is to provide a stable basis for the business and research activities undertaken by Novo A/S and its affiliates. The name, address, present principal occupation or employment and citizenship of each director and executive officer of each of Novo A/S and the Foundation is set forth on Schedule A.

     During the last five years, none of Buyer, and to the best of Buyer's knowledge, any of NN Pharmaceuticals, NN North America, Novo A/S, the Foundation or any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price for the Shares was $30,000,000. Such price was funded through internally generated funds.

     Item 4. Purpose of Transaction.

     Buyer has entered into an exclusive collaboration with Issuer with respect to the development and commercialization of a pulmonary delivery system for insulin and insulin analogs. In connection with its decision to increase the scope of that collaboration, Buyer increased its investment in Issuer to a significant minority. Pursuant to the Stock Purchase Agreement dated October 22, 2001 between Buyer and Issuer (attached hereto as Exhibit 1) (the "Stock Purchase Agreement"), Issuer may, from time to time, require Buyer to purchase up $25,000,000 worth of additional Shares at the then current market price. Buyer would only increase its ownership of Issuer common stock pursuant to the provisions of the Stock Purchase Agreement, or on a friendly basis pursuant to some other agreement with Issuer.

     Buyer intends to review its holdings in Issuer on a continuing basis and, depending upon market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in Issuer. Pursuant to the Stock Purchase Agreement, however, Buyer may, subject to certain exceptions, only dispose of shares of Issuer common stock that it currently owns or acquires pursuant to the Stock Purchase Agreement after such stock has been held by Buyer for (i) two years from the date of the Stock Purchase Agreement or (ii) two years after the date such shares were acquired (whichever is later).

     Except as set forth above, Buyer has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     (a)-(b) Buyer beneficially owns, through NN Pharmaceuticals, an aggregate of 6,686,335 Shares representing approximately 22.6% of the outstanding Shares. To the best of Buyer's knowledge, none of the persons named in response to Item 2 or listed on Schedule A, is the beneficial owner of any of the Shares, except to the extent any such person may be deemed to be the beneficial owner of Shares owned by Buyer.

      (c) Except as set forth in this statement, none of Buyer, any of the persons named in response to Item 2 or listed on Schedule A, has effected any transaction in the Shares during the 60 days prior to the date hereof. The following purchases were made from the Issuer on behalf of Buyer:

                              Aggregate Number       Price Per
     Date:                       of Shares:            Share:

     June 1998                 312,396              $16.00
     June 2001                 708,216              $7.06
     October 2001              5,665,723            $3.53

     (d) Inapplicable.

     (e) Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On October 22, 2001, NN Pharmaceuticals entered into the Stock Purchase Agreement with the Issuer. Pursuant to the Stock Purchase Agreement, the Issuer may, from time to time, require Buyer to purchase up to $25,000,000 worth of additional Shares at the then current market price. Pursuant to the Stock Purchase Agreement, Buyer may, subject to certain exceptions, only dispose of shares of Issuer common stock that it currently owns or acquires pursuant to the Stock Purchase Agreement after such stock has been held by Buyer for (i) two years from the date of the Stock Purchase Agreement or (ii) two years after the date such shares were acquired (whichever is later). Under the Stock Purchase Agreement NN Pharmaceuticals was granted certain registration rights in connection with the Shares held by it and its affiliates.

     Additionally, pursuant to the Stock Purchase Agreement NN Pharmaceuticals has agreed not to vote any Shares held by it to nominate or elect as a director of the Issuer any person that is employed or in any way represents NN Pharmaceuticals or its affiliates.

     A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

     Except for the Agreement described above, to the best knowledge of Buyer, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in response to Item 2 or listed on Schedule A, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Stock Purchase Agreement dated as of October 22, 2001 between the Issuer and Buyer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Nov. 1, 2001                               Nov. 1, 2001
-------------------------------------      -------------------------------------
Date                                       Date


-------------------------------------      -------------------------------------
Signature                                  Signature


/s/ Mads Krogsgaard Thomsen                /s/ Jesper Brandgaard
-------------------------------------      -------------------------------------
(Name/Title)                               (Name/Title)
Mads Krogsgaard Thomsen                    Jesper Brandgaard
Chief Science Officer                      Chief Financial Officer

                                                                     SCHEDULE A


                   DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Buyer are set forth below. If no address is given the director's or officer's address is Novo Alle, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).

-------------------------------------------------------------------------------
Name and Citizenship                      Principal Occupation and Address
-------------------------------------------------------------------------------
*Mads 0vlisen                             Chairman of the Board
Danish                                    Novo Nordisk A/S
                                          Novo Alle, 6B2.22
                                          2880 Bagsvaerd
                                          Denmark
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*Kurt Anker Nielsen                       President & CEO
Danish                                    Novo A/S
                                          Krogshojvej 41, 9P2.05
                                          2880 Bagsvaerd
                                          Denmark
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*Ulf J. Johansson                         Director and Dr. tech.
Swedish                                   Europolitan Holdings AB
                                          Bibliotekvg. 11
                                          Box 5251
                                          10246 Stockholm
                                          Sweden
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*Jorgen Wedel                             29 Winsor Way
Danish                                    Weston, Massachusetts 02493
                                          USA
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*Kurt Briner                              Director
Swiss                                     c/o Ebsa sa
                                          47, rue du 31 Decembre
                                          CH-1211 Geneva 6
                                          Switzerland
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*Niels Jacobsen                           President & CEO
Danish                                    William Demant Holding A/S
                                          Strandvejen 58
                                          2900 Hellerup
                                          Denmark
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*Anne Marie Handrup Kverneland            Laboratory Assistant
Danish                                    Novo Nordisk A/S
                                          Laurentsvej 22, 7X
                                          2880 Bagsvaerd
                                          Denmark
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                                   Page 7 of 11

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Name and Citizenship                      Principal Occupation and Address
-------------------------------------------------------------------------------
*Tove Daa Funder-Nielsen                  Laboratory Assistant
Danish                                    Hagedorn Research Institute
                                          Niels Steensensvej 6, NSK3
                                          2820 Gentofte
                                          Denmark
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*Stig Strobaek                            Electrician
Danish                                    Novo Nordisk, A/S
                                          Laurentsvej 22, 7X
                                          2880 Bagsvaerd
                                          Denmark
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Lars Rebien Sorensen                      CEO
Danish                                    Novo Nordisk A/S
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Jesper Brandgaard                         CFO
Danish                                    Novo Nordisk A/S
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Kare Schultz                              Chief of Staffs
Danish                                    Novo Nordisk A/S
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Mads Krogsgaard Thompsen                  Chief Science Officer
Danish                                    Novo Nordisk A/S
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Lars Almblom Jorgensen                    Chief Operating Officer
Danish                                    Novo Nordisk A/S
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              DIRECTORS AND EXECUTIVE OFFICERS OF NN NORTH AMERICA

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN North America, are set forth below. If no address is given the director's or officer's address is 405 Lexington Avenue, New York City, New York 10017. The directors are designated with asterisks (*).

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Name and Citizenship                      Principal Occupation and Address
-------------------------------------------------------------------------------
*James Shehan                             President
USA                                       Novo Nordisk of North America, Inc.
-------------------------------------------------------------------------------
*Susan Jackson                            Vice President Communications
USA                                       Novo Nordisk Pharmaceuticals, Inc.
                                          100 College Road West
                                          Princeton, NJ 08540-7810
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*Anthony Viceroy                          CFO and Treasurer
USA                                       Novo Nordisk of North America, Inc.
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*Rasmus Holm-Jorgensen                    VP Investor Relations
Danish                                    Novo Nordisk of North America, Inc.
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*Ole F. Ramsby                            Vice President Legal Affairs and
                                            General Counsel
Danish                                    Novo Nordisk A/S
                                          Novo Alle
                                          2880 Bagsvaerd
                                          Denmark
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                                 Page 8 of 11

             DIRECTORS AND EXECUTIVE OFFICERS OF NN PHARMACEUTICALS

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN Pharmaceuticals, are set forth below. If no address is given the director's or officer's address is 100 College Road, Princeton, New Jersey 08540. The directors are designated with asterisks (*).

-------------------------------------------------------------------------------
Name and Citizenship                      Principal Occupation and Address
-------------------------------------------------------------------------------
*Martin Soeters                           President
The Netherlands                           Novo Nordisk Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
*Lars Almblom Jorgensen                   Chief Operating Officer
Danish                                    Novo Nordisk A/S
                                          Novo Alle
                                          2880 Bagsvaerd
                                          Denmark
-------------------------------------------------------------------------------
*Ole F. Ramsby                            Vice President Legal Affairs and
Danish                                      General Counsel
                                          Novo Nordisk A/S
                                          Novo Alle
                                          2880 Bagsvaerd
                                          Denmark
-------------------------------------------------------------------------------
*Phil Fornecker                           Vice President Finance
USA                                       Novo Nordisk Pharmaceuticals, Inc.
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*Jim C. Shehan                            President
USA                                       Novo Nordisk of North America, Inc.
                                          405 Lexington Avenue
                                          New York City, NY 10174
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                  DIRECTORS AND EXECUTIVE OFFICERS OF NOVO A/S

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo A/S, are set forth below. If no address is given the director's or officer's address is Krogshojvej 41, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).

-------------------------------------------------------------------------------
Name and Citizenship                      Principal Occupation and Address
-------------------------------------------------------------------------------
*Palle Marcus                             Member Board of Directors
Danish                                    Novo A/S
-------------------------------------------------------------------------------
*Jorgen Boe                               Lawyer
Danish                                    Margrethevej 6
                                          2960 Rungsted Kyst
                                          Denmark
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*Jan Ulf Sigvard Johansson                CEO/Businessman
Swedish                                   Strandvagen 43, 4 tr.
                                          114 56 Stockholm
                                          Sweden
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                                   Page 9 of 11

-------------------------------------------------------------------------------
Name and Citizenship                      Principal Occupation and Address
-------------------------------------------------------------------------------
*Hans Kristian Werdelin                   Member Board of Directors
Danish                                    Novo A/S
Henrik Gurtler                            Co-CEO
Danish                                    Novo A/S
Kurt Anker Nielsen                        Co-CEO
Danish                                    Novo A/S
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                 DIRECTORS AND EXECUTIVE OFFICERS OF FOUNDATION

The name, address, title, present principal occupation or employment of each of the directors and executive officers of the Foundation, are set forth below. If no address is given the director's or officer's address is Brogardsvej 70, Post Box 71, DK-2820 Gentofte, Denmark. The directors are designated with asterisks (*).

-------------------------------------------------------------------------------
Name and Citizenship                      Principal Occupation and Address
-------------------------------------------------------------------------------
*Palle Marcus                            Member Board of Directors
Danish                                   Novo Nordisk Foundation
-------------------------------------------------------------------------------
*J0rgen Boe                              Lawyer
Danish                                   Margrethevej 6
                                         2960 Rungsted Kyst
                                         Denmark
-------------------------------------------------------------------------------
*Mads 0vlisen                            Member Board of Directors
Danish                                   Novo Nordisk Foundation
-------------------------------------------------------------------------------
*Niels Borregaard                        Doctor
Danish                                   Enevangen 83
                                         3450 Aller0d
                                         Denmark
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*Jan Eric Lindsten                       Doctor
Swedish                                  Norr Malarstrand 78, 3 tr.
                                         S-112 35 Stockholm
                                         Sweden
-------------------------------------------------------------------------------
*Kurt Bligaard Pedersen                  CEO
Danish                                   Falck Denmark A/S
                                         Vesterled 22
                                         2100 Copenhagen
                                         Denmark
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*Tove Daa Funder-Nielsen                 Technician
Danish                                   Novo Nordisk Foundation
-------------------------------------------------------------------------------
*Hans Kurt Koch                          Machinist
Danish                                   Novo Nordisk Foundation
-------------------------------------------------------------------------------
*Preben John Kristensen                  Metal Worker
Danish                                   Novo Nordisk Foundation
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Name and Citizenship                      Principal Occupation and Address
-------------------------------------------------------------------------------
*Bente Anette Skriver                     Chemist
Danish                                    Novo Nordisk Foundation
-------------------------------------------------------------------------------
*Stig Strobaek                            Electrician
Danish                                    Novo Nordisk Foundation
-------------------------------------------------------------------------------
Gert Almind Frederiksen                   CEO
Danish                                    Novo Nordisk Foundation


                                 Page 11 of 11